UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*
                      -------------------------------
             ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.
                             (Name of Issuer)

                       Common Stock, $.01 par value
                      (Title of Class of Securities)

                                285825 10 5
                              (CUSIP Number)
                     --------------------------------
                            Howard Kailes, Esq.
                       Krugman, Chapnick & Grimshaw
                         Park 80 West - Plaza Two
                      Saddle Brook, New Jersey  07663
                              (201) 845-3434
(Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                      -------------------------------

                               July 11, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.
                               ------
Check the following box if a fee is being paid with the statement.

          ------
(A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     969,300 (see footnote 1)

8    SHARED VOTING POWER

     -0-

9    SOLE DISPOSITIVE POWER

     969,300 (see footnote 1)

10   SHARED DISPOSITIVE POWER

     -0-

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

      969,300 (see footnote 1)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*

      ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.6% (see footnote 2)

14    TYPE OF REPORTING PERSON*

      CO

- -----------------
(1) Represents shares held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners, L.L.C., a Delaware limited liability company in which the sole managing member is Hanseatic
          Corporation.

CUSIP NO.  285825 10 5

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

          Wolfgang Traber

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)
             -----

          (b)
             -----

3         SEC USE ONLY

4         SOURCE OF FUNDS*

          Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          -----

6         CITIZENSHIP OR PLACE OR ORGANIZATION

          Germany

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7         SOLE VOTING POWER

          -0-

8         SHARED VOTING POWER

          979,300 (see footnote 1)

9         SOLE DISPOSITIVE POWER

          -0-

10        SHARED DISPOSITIVE POWER

          979,300 (see footnote 1)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          979,300

12        CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
          CERTAIN SHARES*

          -----

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.7% (see footnote 2)

14        TYPE OF REPORTING PERSON*

          IN

- ---------------
(1)       Represents 10,000 shares held by Catherine Traber, Mr.
          Traber's wife, and 969,300 shares beneficially owned by Hanseatic Corporation; the undersigned holds in excess of a majority of the shares of capital stock of Hanseatic
          Corporation.

CUSIP NO.  285825 10 5

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

          Paul A. Biddelman

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)
             -----

          (b)
             -----

3         SEC USE ONLY

4         SOURCE OF FUNDS*

          Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          -----

6         CITIZENSHIP OR PLACE OR ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7         SOLE VOTING POWER

          31,000

8         SHARED VOTING POWER

          969,300 (see footnote 1)

9         SOLE DISPOSITIVE POWER

          31,000

10        SHARED DISPOSITIVE POWER

          969,300 (see footnote 1)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000,300

12        CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
          CERTAIN SHARES*

          see footnote 2

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.8%

14        TYPE OF REPORTING PERSON*

          IN

- ---------------
(1) Represents shares beneficially owned by Hanseatic Corporation; the undersigned is treasurer of Hanseatic Corporation and is a member of the board of directors of the issuer.

(2) Excludes 4,000 shares issuable within 60 days upon exercise of options granted by the issuer subject to stockholder approval.

                     INTRODUCTORY STATEMENT

     Pursuant to Reg. Section 240.13d-2, this Amendment No. 2 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated July 24, 1995, as amended by Amendment No. 1 thereto dated February 26, 1996 (together, the "Amended Statement on Schedule 13D"), filed jointly by Hanseatic Corporation ("Hanseatic"), Wolfgang Traber ("Traber") and Paul A. Biddelman ("Biddelman"); and pursuant to Reg. Section 232.101(a)(2)(ii), this Amendment No. 2 restates in its entirety the text of the Amended Statement on
Schedule 13D previously filed in paper format. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

Item 1.   Security and Issuer
          -------------------

     This statement relates to shares of the common stock, $.01 par value, of Electronic Retailing Systems International, Inc., a Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at 372 Danbury Road, Wilton, Connecticut 06807.

Item 2.   Identity and Background
          -----------------------

     This statement is filed jointly, pursuant to Rule 13d-1(f)(1), by: (i) Hanseatic, (ii) Traber, who holds in excess of a majority of the shares of capital stock of Hanseatic, and (iii) Biddelman, Treasurer of Hanseatic and a director of the Corporation. Hanseatic, whose principal business is investing, has its principal business and offices at 450 Park Avenue, Suite 2302, New York, New York 10022. The names, citizenship,business or residence address and principal occupation of Traber, Biddelman and of each other executive officer and director of Hanseatic is set forth in Annex
1 attached hereto, which information is incorporated herein by reference. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

     During the last five years, neither Hanseatic, Traber nor Biddelman, nor to the best of the knowledge of Hanseatic, any executive officer or director of Hanseatic identified in Annex 1, has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds
          or Other Consideration
          --------------------------

     As more fully described under Items 4, 5(c) and 6 herein, on July 11, 1996 all of the 31,572 shares (the "Preferred Shares") of

Series A Cumulative, Convertible Preferred Stock, $1.00 par value
(the "Preferred Stock"), of the Corporation beneficially owned by Hanseatic were converted into an aggregate of 789,300 shares (the
"Conversion Shares") of Common Stock.

Item 4.   Purpose of Transaction
          ----------------------

     In connection with completion by the Corporation of (i) the offshore public offering (the "Regulation S Offering"), in accordance with Regulation S under the Securities Act of 1933, as amended, of shares of Common Stock, as a result of which the Corporation received gross proceeds of approximately $11.2 million, and (ii) the contemporaneous private placement (the "Private Placement") of shares of Common Stock to subscribers, including certain members of the Corporation's Board of Directors and their affiliates, as a result of which the Corporation received gross proceeds of approximately $2.1 million, holders of all outstanding shares of Preferred Stock converted their shares into the number of shares of Common Stock into which such shares of Preferred Stock were convertible in accordance with their terms. Accordingly, on July 11, 1996 the Preferred Shares, each valued at $100, were converted into the Conversion Shares at the conversion price of $4.00 per share pursuant to the conversion agreement (the "Conversion Agreement") hereinafter described.

     Biddelman, an officer of Hanseatic, is a member of the board of directors of the Corporation. Subject to the foregoing, the undersigned have acquired all securities of the Corporation which they presently own, respectively, as an investment in the performance of the Corporation, seeking appreciation thereof through the efforts of current management of the Corporation. The undersigned intend to continue to review their investment in the Corporation and to discuss with management the Corporation's strategies, goals and operations, and the undersigned may in the future change their present course of action with a view towards otherwise influencing the strategic goals and operations of the Corporation, and the undersigned may acquire additional shares of Common Stock. On the other hand, the undersigned may determine to dispose of all or a portion of the Common Stock which they now own or may hereafter acquire. In reaching any conclusions as to the foregoing, the undersigned will take into account various factors, including the Corporation's business and prospects, general economic conditions and money and stock market conditions.

     Pursuant to Rule 13d-4, any statements by Traber herein shall not be construed as an admission that Traber is, for purposes of
Section 13(d) of 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities of the Corporation held by Hanseatic. Traber does not intend to exercise any power to vote or to direct the vote, or to dispose or to direct the disposition of any such securities of the Corporation that he may be deemed beneficially to own except as determined by management of Hanseatic.

     Except as stated in response to this Item 4, none of Hanseatic, Traber nor Biddelman have any plans or proposals which relate to or would result in any other action specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) As of July 30, 1996, Hanseatic beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 969,300 shares of Common Stock, constituting, to the best of the knowledge of Hanseatic, 4.6% of the issued and outstanding shares of Common Stock. Such shares represent shares held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners L.L.C., a Delaware limited liability company in which the sole managing member is Hanseatic.

     Traber holds in excess of a majority of the shares of capital stock of Hanseatic and, accordingly, may be deemed beneficially to own the securities of the Corporation held by Hanseatic in addition, as of such date, to 10,000 shares of Common Stock, in the aggregate constituting, to the best of the knowledge of Traber, 4.7% of the issued and outstanding shares of Common Stock.

     Biddelman is the Treasurer of Hanseatic and a member of the Board of Directors of the Corporation, and, accordingly, may be deemed beneficially to own the securities of the Corporation held by Hanseatic in addition, as of such date, to 31,000 shares of Common Stock, in the aggregate constituting, to the best of the knowledge of Biddelman, 4.8% of the issued and outstanding shares of Common Stock. Such shares exclude 4,000 shares of Common Stock issuable within 60 days upon exercise of options granted by the Corporation subject to stockholder approval.

     As disclosed by such persons to Hanseatic, none of the other executive officers or directors of Hanseatic set forth on Annex 1 beneficially owns any shares of the Common Stock.

     (b) All of the shares stated above as beneficially owned by Hanseatic are held by Hanseatic with sole power to vote or to direct the vote thereof, and with sole power to dispose or to direct the disposition thereof.

     Of the shares of Common Stock beneficially owned by Traber, 969,300 shares are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Hanseatic, and 10,000 shares are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Catherine Traber, his wife, a United Stated citizen resident at 1165 Park Avenue, New York, New York 10128. During the last five years, Mrs. Traber has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Of the shares of Common Stock beneficially owned by Biddelman, 31,000 shares are held with sole power to vote or to direct the vote thereof, and with sole power to dispose or to direct the disposition thereof, and 969,300 shares are held with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with Hanseatic.

     (c) On July 11, 1996, the Preferred Shares were converted into the Conversion Shares pursuant to the Conversion Agreement.

     (d)  Not applicable.

     (e)  On July 11, 1996, upon consummation of the Regulation S
Offering, the Private Placement and the conversion of all outstanding shares of Preferred Stock, the undersigned ceased to be the beneficial owner of more than five percent of the outstanding
Common Stock.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer
          ------------------------------------------------------

     On July 11, 1995, upon completion of the Regulation S Offering and the Private Placement, the Preferred Shares were converted into the Conversion Shares pursuant to a conversion agreement dated July 2, 1996 entered into between the Corporation and Hanseatic Americas LDC. Pursuant to the Conversion Agreement, the amount of $59,157 was paid by the Corporation in connection with such conversion.

     Hanseatic is entitled to certain demand and incidental registration rights covering the Conversion Shares, pursuant to a Registration Rights Agreement dated July 24, 1995 extended by the Corporation. Such demand registration rights obligate the Corporation to register such shares, on two occasions, provided that the holders of at least 500,000 shares notify the Corporation that they intend to offer for sale in the aggregate at least 100,000 shares of Common Stock.

     Under a Reorganization Agreement dated March 12, 1993 entered into by the Corporation with the limited partners of ERS Associates Limited Partnership (among other matters providing for the termination of the partnership agreement thereof), the Corporation agreed that, in the event any party offers to acquire a controlling interest in the Corporation, the Corporation would use its best efforts to ensure that any such offer is extended to cover the entire interest in the Corporation, at the same terms per share, of all such former limited partners. Such arrangement extends to an aggregate of 180,000 shares (the "Private Placement Shares") of Common Stock beneficially owned by Hanseatic.

     Pursuant to a Registration Rights Agreement dated March 12, 1993, the Private Placement Shares may also be covered by certain demand and incidental registration rights extended by the Corporation to all such former limited partners. Such demand registration rights obligate the Corporation to register such shares, on one occasion, provided that the holders of 473,750 shares notify the Corporation that they intend to offer for sale in the aggregate at least such number of shares.

     Except as stated in response to this Item 6, none of Hanseatic, Traber nor Biddelman, nor, to the best of the knowledge of Hanseatic, any of the executive officers or directors listed on Annex 1, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including, but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.

Exhibit A - Agreement pursuant to Rule 13d-1(f)(iii)
Exhibit B - Subscription Agreement dated July 24, 1995*
Exhibit C - Registration Rights Agreement dated July 24, 1995*
Exhibit D - Reorganization Agreement dated March 12, 1993*
Exhibit E - Registration Rights Agreement dated March 12, 1993*
Exhibit F - Conversion Agreement dated July 2, 1996

_________________
*  Previously filed in paper format.

                            SIGNATURE
                            ---------

         After reasonable inquiry and to the best of our respective knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 1996               HANSEATIC CORPORATION


                                   By s/Paul A. Biddelman
                                     ----------------------------
                                     Paul A. Biddelman


Dated: July 30, 1996
                                   s/Wolfgang Traber
                                   -----------------------------
                                   Wolfgang Traber



Dated: July 30, 1996
                                   s/Paul A. Biddelman
                                   -----------------------------
                                   Paul A. Biddelman

                                        Annex 1

                                                       Principal
Name and                                               Occupation,
Business or                            Relationship    Employer and
Residence                              to Hanseatic    Address of
  Address                Citizenship   Corporation       Employer
- -----------              -----------   ------------    ------------
Fernando Montero         Peru          President and   President
Grand Bay Plaza                         Director       Hanseatic Corporation
2665 S. Bayshore Drive                                 Grand Bay Plaza
Suite 1101                                             2665 S. Bayshore Drive
Coconut Grove, FL 33133                                Suite 1101
                                                       Coconut Grove, FL
                                                            33133

Gustav zu                Germany        Director       Director
  Salm-Horstmar                                        Bank von Ernst
Bank von Ernst                                           & Co., Ltd.
  & Co., Ltd.                                          86 Jermyn Street
86 Jermyn Street                                       London SW 1
London SW 1

Karl-Erbo Kageneck       Germany        Director       Attorney
King & Spalding                                        King & Spalding
120 West 45th Street                                   120 West 45th Street
New York, NY  10036                                    New York, NY 10036

Paul A. Biddelman        United States  Treasurer      Treasurer
Hanseatic Corporation                                  Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY 10022

Benjamin Schliemann      Germany        Vice President Vice President
Hanseatic Corporation                                  Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY 10022

Wolfgang Traber          Germany        Principal      Private Investor
Hanseatic Corporation                   Stockholder    Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY 10022
/TABLE

                        INDEX TO EXHIBITS
                        -----------------


Exhibit A - Agreement pursuant to Rule 13d-1(f)(1)(iii)
Exhibit B - Subscription Agreement dated July 24, 1995*
Exhibit C - Registration Rights Agreement dated July 24, 1995*
Exhibit D - Reorganization Agreement dated March 12, 1993*
Exhibit E - Registration Rights Agreement dated March 12, 1993*
Exhibit F - Conversion Agreement dated July 2, 1996



_________________
*  Previously filed in paper format.